Exhibit 99.1

Medirom Decides to Double Installation of Authentication Device “Orb” to 200 Stores, in Collaboration with “World” Co-founded by Sam Altman and Alex Blania

Re・Ra・Ku
Re・Ra・Ku
design studio of healthy life
肩甲骨から、
しっかりと。

Tokyo, Japan – September 25, 2025 – MEDIROM Healthcare Technologies Inc. (Headquarters: Minato-ku, Tokyo; CEO: Kouji Eguchi; NASDAQ: MRM), a diversified healthcare company, has joined “World,” a “proof of human” protocol co-founded by Sam Altman and Tools for Humanity’s CEO, Alex Blania. MEDIROM plans to complete the deployment of the World ID proof of human authentication device Orb across 100 of its Re.Ra.Ku relaxation studios in Japan within this month, and to expand the deployment to 200 locations nationwide further. This expansion marks the largest installation of Orbs in Japan to date, providing greater access to this new social infrastructure that enables individuals to prove their unique humanness.

Through the integration of healthcare and technology, MEDIROM is committed to driving the adoption of World ID in Japan.

■About World ID

World ID is a global authentication technology that proves “humanness.”

In recent years, with the rapid evolution of generative AI, we are entering a society where it is difficult to distinguish between humans and AI. Against this backdrop, World ID aims to provide “digital proof of human”.

The Orb, an advanced camera, is used to verify humanness of individuals without identifying them.

Once verification is complete, a verified World ID is issued and stored in World App, enabling its use across various compatible services.

HP：https://world.org/

◼︎About Re.Ra.Ku Group

Re.Ra.Ku Group operates more than 300 relaxation studios nationwide, centered around Re.Ra.Ku. In addition to “Re.Ra.Ku,” which is located in commercial facilities and street-front stores, the group also operates five other brands: “Spa Re.Ra.Ku,” which is located in hot spring facilities; “Re.Ra.Ku PRO,” which operates a multi-purpose running station; “Bell Epoc,” which offers a wide range of services such as reflexology and aromatherapy body care, mainly in rural areas; and “Ruam Ruam,” which offers Asian massage techniques.

Web https://reraku.jp/

◼︎About MEDIROM Group

MEDIROM Group operates over 300 wellness salons under the "Re.Ra.Ku®" brand nationwide. Since 2015, we have expanded into HealthTech, offering on-demand training apps like Lav® for specific health guidance and lifestyle improvement programs. In 2020, we started manufacturing the battery-free smart tracker "MOTHER Bracelet®," which is now used in REMONY, our remote monitoring system for various industries including caregiving, transportation, construction, and manufacturing.

About MEDIROM Healthcare Technologies Inc.

NASDAQ Symbol: MRM

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Web https://medirom.co.jp/en

*The plans, forecasts, and figures included in this release are as of September 25, 2025, and may be subject to change without notice.

*World, WorldID, Worldcoin, and Orb are trademarks or registered trademarks of Tools for Humanity Corporation.

*MOTHER Bracelet® is a registered trademark of MEDIROM Healthcare Technologies Inc.

Contact

Medirom Healthcare Technologies Inc. — Email: press@medirom.co.jp

Forward-Looking Statements Regarding MEDIROM

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● MEDIROM’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
● changes in Japanese and global economic conditions and financial markets, including their effects on MEDIROM’s expansion in Japan and certain overseas markets;
● MEDIROM’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
● the fluctuation of foreign exchange rates, which affects MEDIROM’s expenses and liabilities payable in foreign currencies;
● MEDIROM’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
● MEDIROM’s ability to raise additional capital on acceptable terms or at all;
● MEDIROM’s level of indebtedness and potential restrictions on MEDIROM under MEDIROM’s debt instruments;
● changes in consumer preferences and MEDIROM’s competitive environment;
● MEDIROM’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
● the regulatory environment in which MEDIROM operates.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.